UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74348Q108
(CUSIP Number)
FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Matthias Aydt (424) 276-7616
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 22, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022 (as so amended through May 17, 2022, the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“On June 22, 2022, FF Top delivered a Notice of Removal of FF Top Designee (the “Removal Notice”) to the Board of Directors pursuant to Section 2.1(c) of the Shareholder Agreement, dated as of July 21, 2021, by and between FF Top and the Issuer (the “Shareholder Agreement”), stating that FF Top was exercising FF Top’s right to remove Mr. Brian Krolicki, an FF Top Designee, from the Board of Directors.  Such notice also stated that FF Top intended to notify the Board of Directors of its nominee to fill the vacancy created by such removal by subsequent notice.  A copy of the Removal Notice is included as Exhibit 7 to this Schedule 13D and incorporated herein by reference.

Also on June 22, 2022, FF Top delivered a letter to the Board of Directors requesting a review by a newly appointed independent director of Mr. Krolicki’s conduct while a member of the Board of Directors, in light of, among other things, the significant loss in shareholder value having occurred during his tenure on the Board of Directors.

On June 23, 2022, FF Top delivered a Notice of Nomination of Replacement FF Top Designee to the Board of Directors pursuant to Section 2.1(c) of the Shareholder Agreement, stating that FF Top was nominating Ms. Li Han, formerly a partner at an internationally recognized law firm, to replace Mr. Krolicki as an FF Top Designee (as such term is defined in the Shareholder Agreement) on the Board of Directors.  A copy of such notice is included as Exhibit 8 to this Schedule 13D and incorporated herein by reference.

Also on June 23, 2022, the Issuer delivered a letter to FF Top, in which the Issuer stated that it believes the Removal Notice was ineffective.  The Reporting Persons believe that the Issuer is in violation, among other things, of the Issuer’s obligations under Section 2.1(c) of the Shareholder Agreement, which states that the Issuer “shall use its reasonable best efforts to take or cause to be taken, to the fullest extent permitted by Law, at any time and from time to time, all Necessary Actions to facilitate the removal of any of the FF Top Designees that FF Top intends to remove.””

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibits:

Exhibit 7:	Notice of Removal of FF Top Designee from FF Top to the Board of Directors, dated June 22, 2022.

Exhibit 8:	Notice of Nomination of Replacement FF Top Designee from FF Top to the Board of Directors, dated June 23, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Nan Yang
	Name:	Nan Yang
	Title:	Secretary

Dated: June 24, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Nan Yang
	Name:	Nan Yang
	Title:	Secretary

Dated: June 24, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Nan Yang
	Name:	Nan Yang
	Title:	Secretary